Exhibit 99.2

ENZYMOTEC LTD.

PROXY FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 29, 2015
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Oren Bryan and Ron Mosberg, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Enzymotec Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on June 19, 2015 at the 2015 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel, on Wednesday, July 29, 2015 at 5:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of 2015 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2015 Annual General Meeting of Shareholders and Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal, this Proxy will be voted FOR each proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ENZYMOTEC LTD.

July 29, 2015

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK
INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN

	1.	Reelection of each of the following directors as a Class II director of the Company, for a three-year term that expires at the 2018 annual general meeting of shareholders of the Company:

		(a) Dr. Imanuel (Mani) Wasserman	☐	☐	☐

		(b) Mr. Nir Belzer	☐	☐	☐

	2.	Election of Ms. Tamar Howson as a Class II director of the Company, for a three-year term that expires at the 2018 annual general meeting of shareholders of the Company, and approval of the terms of her compensation described in Proposal 2 of the Proxy Statement	☐	☐	☐

	3.	Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent, external auditors for the year ending December 31, 2015	☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.